Exhibit 99.1

SKF Year-end report 2006

SKF reports record profits and record sales for the full year and for the fourth quarter of 2006. The Board proposes a 12.5% increase in the dividend to SEK 4.50 per share and an extra distribution of SEK 4,553 million, corresponding to SEK 10 per share, adding up to a total distribution to shareholders of SEK 6,603 millions. The outlook is for continued volume growth for the first quarter of 2007. SKF announces new long-term targets.

•	Net sales for the fourth quarter of 2006 were SEK 13,895 million (12,648), and for the full year SEK 53,101 million (49,285).

•
Operating profit for the fourth quarter was SEK 1,858 million (1,268). The operating profit for the full year was SEK 6,707 million (5,327). The operating margin for the fourth quarter was 13.4% (10.0), and for the full year 12.6% (10.8). Excluding income from the jointly controlled company Oy Ovako Ab, the operating margin for the fourth quarter was 9.9% (9.7), and for the full year 11.3% (10.4).

•	Profit before taxes for the fourth quarter was SEK 1,846 million (1,275). The profit for the full year was SEK 6,387 million (5,253).

•	Net profit for the fourth quarter was SEK 1,257 million (862). Net profit for the full year was SEK 4,432 million (3,607).

•
Basic earnings per share for the fourth quarter were SEK 2.67 (1.85), and for the full year SEK 9.48 (7.73). Diluted earnings per share for the fourth quarter were SEK 2.66 (1.85), and for the full year SEK 9.45 (7.71).

The fourth quarter included restructuring expenses, impairments and write-offs of SEK 400 million. The quarter also include an income from the jointly controlled company Oy Ovako Ab of SEK 480 million, which includes the result from the operation and the gain on the sale of Oy Ovako Ab's subsidiaries. The full year figure was SEK 725 million.

The increase of 9.9% in net sales for the quarter, in SEK, was attributable to:
volume 8.8%, structure 4.6%, price/mix 2.3% and currency effects -5.8%.
For the full year, the increase of 7.7%, in SEK, was attributable to:
volume 5.3%, structure 0.1%, price/mix 2.1% and currency effects 0.2%.

Sales development in the fourth quarter (excl. structural effects)
Sales in the fourth quarter, calculated in local currencies and compared to sales in the same quarter last year, were significantly higher. Sales were significantly higher in Europe, Asia and Latin America and slightly higher in North America. Sales for the Industrial Division and the Service Division were significantly higher and sales for the Automotive Division were higher.

The manufacturing level for the fourth quarter of 2006 was slightly higher compared to the third quarter 2006 and higher compared to the fourth quarter last year.

Sales development for the full year (excl. structural effects)
Sales for the full year, calculated in local currencies and compared to last year, were higher. Sales were higher in Europe with Germany, Spain, Italy, Sweden and Central and East Europe showing the best performance. Sales in North America were relatively unchanged. Sales in Asia were significantly higher, in particular China and India showed a strong development. Sales in Latin America were higher with Brazil being strong. Sales were significantly higher for the Industrial Division and the Service Division and slightly higher for the Automotive Division.

Outlook for the first quarter 2007 (compared to the fourth quarter 2006)
The market demand for SKF's products and services in the first quarter 2007 is expected to be slightly higher. The demand is expected to be higher in Europe and Latin America, significantly higher in Asia and to be unchanged in North America. The demand for the Industrial and Service Division's products and services is expected to be higher and for the Automotive Division is expected to be slightly lower.

The manufacturing level for the first quarter of 2007 will be unchanged compared with the fourth quarter 2006 and higher compared with the first quarter 2006.

Financial
The financial net in the fourth quarter 2006 was, SEK -12 million (7), including revaluation of share swaps of SEK 35 million. The fourth quarter 2005 includes a non-recurring income of SEK 60 million from the sale of shares in a property company. The financial net for the full year was SEK -320 million (-74). Excluding revaluation of share swaps the figure was SEK -355 million (-224).

Additions to property, plant and equipment for the fourth quarter totalled SEK 637 million (574) and for the full year SEK 1,933 million (1,623). Depreciations, amortizations and impairments for the quarter amounted to SEK 643 million (462), and for the full year SEK 1,834 million (1,752). The tax rate for the fourth quarter was 31.9% (32.4) and for the full year 30.6% (31.3).

Cash flow, after investments before financing, for the fourth quarter was SEK 1,627 million (529), which includes acquisitions amounting to SEK 461 million and SEK 1,217 million in cash received from the sale of Oy Ovako Ab's subsidiaries. Cash flow, after investments before financing, for the full year was SEK 2,231 million (2,430), which includes acquisition for SEK 2,129 million.

Some key figures for the full year 2006 (2005):
- Inventories, % of annual sales, 18.7% (20.1)
- ROCE for the 12-month period, 24.7% (21.8)
- ROE for the 12-month period, 23.6% (20.7)
- Equity/assets ratio, 42.4% (45.2) - Gearing, 39.1% (33.2) - Registered number of employees, 41,090 (38,748)

Exchange rates for the fourth quarter 2006, including the effects of translation and transaction flows, had a limited negative effect on SKF’s operating profit. The total positive effect for the year amounted to approximately SEK 250 million. Based on current assumptions and exchange rates, it is estimated that there will be a negative effect of approximately SEK 200 million for the first quarter of 2007 and a negative effect of approximately SEK 550 million for the full year.

Raw material prices will be higher in the first quarter and are expected to be higher for the full year.

Expenditure on research and development was SEK 875 million (837), which was 1.6% (1.7) of sales in 2006. Expenditure on research and development does not include expenditure on IT solutions and customized solutions. The number of first filings of patent applications was 175. The number in 2005 was 176.

Fulfilled targets
The financial targets, which were set in 2003 to be achieved by 2006, were to deliver an operating margin level of 10% while growing by 6% per annum, measured in local currencies, and having a return on capital employed of 20%. These targets have now been fulfilled.

The operating margin has been 8.0% for 2003, 9.9% for 2004, 10.8% for 2005 and 12.6% for 2006. The growth, measured in local sales has been 5.2% in 2003, 11.8% in 2004, 7.3% in 2005 and 7.5% in 2006. During the period 2003 to 2006, SKF acquired companies for SEK 3,281 million net of cash. These companies annualized sales in 2006 were approximately SEK 3,900 million.

In 2006, the Group's return on capital employed was 24.7%.

New targets
The new long-term targets are to have an operating margin level of 12%, sales growth in local currencies of 6-8% per annum and a return on capital employed of 24%. The new gearing target is to operate around 50%, the previous gearing target was to be below 50%.

Distribution to shareholders
Due to the company’s strong performance, cash generation capacity and outlook, the Board of Directors proposes an increase in the dividend of 12.5%, giving a dividend of SEK 4.50 per share.

The Board of Directors also proposes a share split 2:1 combined with an automatic redemption procedure. Through this procedure the shareholders will receive one new ordinary share and one redemption share, which will be automatically redeemed for SEK 10. The proposal means that SEK 4,553 million will be distributed to the shareholders, in addition to the proposed dividend distribution. The total distribution to shareholders will be SEK 6,603 millions.

Furthermore, the Board proposes that the Annual General Meeting resolves to authorize the Board, until the next Annual General Meeting, to decide upon the repurchase of the company’s own shares. If shares are repurchased, the Board intends to cancel such own shares through reduction of the share capital.

These proposals are subject to resolutions by the Annual General Meeting in April 2007. For further information see separate press release issued on 30 January 2007.

The Annual General Meeting in April 2006 resolved to authorize the Board, until the next Annual General Meeting, to decide on the repurchase of the company’s own shares. In 2006, no repurchases were made and the company owns no SKF shares.

Major events in the fourth quarter
In early October, SKF finalized the acquisition of 100% of the shares of Economos Austria GmbH from Salzer Holding GmbH. Economos is an industrial seals company manufacturing hydraulic and pneumatic seals for the oil and gas, food and beverage, pulp and paper, mining and steel industries. SKF paid SEK 417 million net of cash for the company. Economos is part of SKF's Automotive Division and included in the fourth quarter contributing to net sales by SEK 130 million.

In October, SKF decided to outsource its transactional handling within the financial area. As from January 2007, the different transactional handling activities in accounts payable, accounts receivable and general ledger, within SKF's major European bearing operations, will be transferred step by step to Capgemini. The transfer will be completed by mid-2007.

In November, SKF opened an SKF College in Elgin, Illinois, to support the training of its own employees as well as its customers. It is the fifth in a series of global training centers that SKF has been establishing over the past several years.

In November, AB SKF and its Finnish partners sold the operating companies in Oy Ovako Ab. Based on SKF's share in the company SKF received SEK 1,217 million in cash and reported an income from the jointly controlled company of SEK 480 million, which reflects the result from the operation and the gain on the sale of Oy Ovako Ab's subsidiaries.

In the beginning of December, SKF issued a EUR 500 million seven-year floating-rate note in the European bond market.

In mid December, SKF inaugurated its new factory building in Jakarta, Indonesia, which manufacturer small deep groove ball bearing for manufacturers of two-wheelers.

During December, a cost of SEK 400 million was charged to the profit and loss statement, whereof SEK 264 million related to impairments and write-offs. The different activities that will be run in 2007 will affect the operations in China, Italy, South Africa, Bulgaria and a number of other countries, and will result in a reduction of employees by about 1,000 persons. The cost had an impact on the Automotive Division of SEK 170 million, on the Industrial Division of SEK 210 million and on the Service Division of SEK 20 million. SEK 100 million was recorded as selling expenses and the rest as cost of goods sold.

Major events, in January 2007 subsequent to quarter end
SKF acquired the US based company Preventive Maintenance Company Inc. (PMCI) in Elk Grove Village, Illinois. PMCI has 70 employees with annual sales of approximately USD 10 million. PMCI is a market leader in Predictive Maintenance (PdM) services for industrial customers in the pulp & paper, metals, food, automotive and other industries.

The PMCI acquisition strengthens SKF’s position in reliability services, condition monitoring products and maintenance strategies.

Major events in previous quarters 2006
In April, SKF acquired 51% of the shares of the North American seals company Macrotech Polyseal Inc, now renamed to SKF Polyseal Inc. The total amount for 51% of the shares of the company was SEK 141 million net of cash. Since then SKF Polyseal Inc. has contributed to 2006 net sales by SEK 200 million.

In July, SKF completed the acquisition of 100% of SNFA SAS for a total amount of SEK 1,281 million net of cash. SNFA is a leading manufacturer of bearings for aerospace and machine tools applications. Since the third quarter SNFA has contributed to 2006 net sales by SEK 450 million.

In August, SKF completed the acquisition of John Crane's lubrication systems business, now named SKF Safematic, for a total amount of SEK 220 million net of cash. Since the fourth quarter SKF Safematic has contributed to 2006 net sales by SEK 75 million.

In August, SKF strengthened the service business by acquiring 100% of Precision Balancing & Analyzing (PB&A), Mentor, Ohio, USA and 100% of Monitek Australia, located in Brisbane, Australia, for a total of SEK 63 million net of cash. The companies annual sales amount to approximately SEK 70 million.

In September, SKF started to operate two new factories in China. One factory for the manufacturing of large size bearings in Dalian, in the North East, and one factory for electromechanical actuators and actuation systems in Pinghu, outside Shanghai.

In September, SKF opened an SKF College in Pinghu, China.

In September, SKF was selected for the seventh year in succession to be a member of Dow Jones' Sustainability Indexes.

Divisions
Comments on sales per geographical region are based on local currencies and compared to the corresponding period for 2005. The operating margin has been calculated on sales including intra-Group sales.

Industrial Division
The operating profit for the fourth quarter of 2006 amounted to SEK 602 million (596), resulting in an operating margin of 8.6% (9.7) on sales including intra-Group sales. The operating profit in the fourth quarter was affected by a restructuring charges, impairments and write-offs of SEK 210 million. The operating profit for the full year amounted to SEK 3,008 million (2,354), resulting in an operating margin of 11.3% (10.0). In 2005 the result was affected by restructuring and impairment charges in the fourth quarter of SEK 10 million.

Net sales for the fourth quarter amounted to SEK 4,553 million (3,805), an increase of 19.7%. Net sales for the full year amounted to SEK 17,083 million (14,750), an increase of 15.8%. Sales including intra-Group sales for the fourth quarter were SEK 7,018 million (6,165), and for the full year were SEK 26,600 million (23,616).

For the full year, the increase in net sales was attributable to organic growth 11.9%, structure 4.0% and currency effects -0.1%. Structure was impacted by the acquisition of SNFA SAS and SKF Safematic.

Sales for the fourth quarter were significantly higher in Europe and Asia, in North America they were higher. Sales for the full year were significantly higher in Europe, North America and Asia.

Some segments that showed significantly higher sales were energy, pulp and paper, mining and medical.

In December, SKF received an order from the Spanish train manufacturer Talgo for a new bearing solution for high-speed trains that allows for a variable gauge system, variable width between tracks. This is the first locomotive for high-speed trains equipped with a variable gauge system.

In 2006, SKF received a development contract for a new by-wire solution for a side-stick unit for flight control for a new aircraft model. The SKF solution is based on an innovative design resulting in a more compact, weight-saving solution. The new solution is expected to conform to several different types of aircraft models in the market.

Service Division
The operating profit for the fourth quarter amounted to SEK 702 million (585), resulting in an operating margin of 13.6% (12.0). The operating profit in the fourth quarter was affected by a restructuring charges and write-offs of SEK 20 million. The operating profit for the full year amounted to SEK 2,316 million (2,072), resulting in an operating margin of 12.0% (11.7). In 2005 the result was affected by restructuring and impairment charges in the fourth quarter of SEK 30 million.

Net sales for the fourth quarter amounted to SEK 4,743 million (4,490), an increase of 5.6%. Net sales for the full year amounted to SEK 17,678 million (16,115), an increase of 9.7%. Sales including intra-Group sales for the fourth quarter were SEK 5,171 million (4,893), and for the full year, SEK 19,344 million (17,653).

For the full year, the increase in net sales was attributable to organic growth 9.6%, structure 0.2% and currency effects -0.1%.

Sales in the fourth quarter were significantly higher in Europe, North America, Asia, Middle East and Africa and Latin America, measured in local currencies and compared to last year.

Sales for the full year were significantly higher in Europe, Asia, Middle East and Africa, unchanged in North America and higher in Latin America, measured in local currencies and compared to last year.

The SKF Document Solution Program (DSP) that calculates plant savings utilizing SKF’s unique solutions based on its extensive knowledge, provided end users with substantial results in 2006.

During the year SKF signed numerous Proactive Reliability Maintenance and Predictive Maintenance (PdM) contracts with customers worldwide.

Two notable contracts are:
The largest order to date for the SKF condition monitoring system for the wind industry, called SKF WindCon, was placed by Prokon Energiesysteme GmbH, a wind farm developer in Germany. Prokon will benefit from increased performance and uptime, as well as reduced operating and maintenance costs.

A performance-based IMS contract with Valero Energy Corporation, one of the largest downstream oil refiners in North America, for the Valero Paulsboro Refinery in New Jersey. With this agreement, Valero is extending the application of performance-based contracts from mechanical seals to pumps.

Automotive Division
The operating profit for the fourth quarter was SEK 172 million (-2), resulting in an operating margin of 3.1% (0.0). The operating profit for the full year amounted to SEK 999 million (560), resulting in an operating margin of 4.6% (2.7). The operating profit in the fourth quarter was affected by a restructuring charges, impairments and write-offs of SEK 170 million and also positively by SEK 50 million due to the release of earlier made provisions related to a customer claim that now has been settled. In 2005 the result was affected by restructuring and impairment charges in the second quarter of SEK 190 million and SEK 160 million in the fourth quarter.

Net sales for the fourth quarter amounted to SEK 4,577 million (4,332), an increase of 5.7%. Net sales for the full year amounted to SEK 18,255 million (17,423), an increase of 4.8%. Sales including intra-Group sales for the fourth quarter were SEK 5,491 million (5,223), and for the full year SEK 21,919 million (20,990).

For the full year, the increase in net sales was attributable to organic growth 2.2%, structure 1.9% and currency effects 0.7%. The structure was impacted by the acquisitions of Macrotech Polyseal Inc. (now renamed to SKF Polyseal Inc.) and Economos Austria GmbH.

For the fourth quarter, sales to the car and light truck industry in Europe were slightly lower. Sales in North America were significantly lower. Sales to the heavy truck industry in Europe were significantly higher and in North America significantly lower. Sales to the vehicle service market were higher.

For the full year, sales to the car and light truck industry in Europe were slightly lower. Sales in North America were significantly lower. Sales to the heavy truck industry in Europe and North America were higher in 2006 than in 2005. Sales to the vehicle service market were significantly higher.

In 2006, SKF acquired significant new business from General Motors, on new crossover vehicles, where SKF supplies hub bearing units for both front and rear axles, McPherson strut bearing units for the suspension and bearings for steering and transmissions.

SKF continues to leverage its platforms to obtain higher total content in each truck. SKF has significantly increased its business comprising wheel seals to Freightliner LLC and axle bearings and seals to Consolidated Metco Inc. (ConMet) in the USA. In 2006, SKF also considerably increased its gearbox bearing business with Scania AB, where SKF is the main bearings supplier, providing bearings for both rear and front wheels, central gears, propeller shafts and engine applications, such as turbo compound and cooling fan support.

SKF 100 years in 2007
On February 16 it is 100 years since SKF was incorporated, at that time with the name Aktiebolaget Svenska Kullagerfabriken. The anniversary gives the SKF Group an excellent opportunity to further strengthen its relations with its customers and other stakeholders and to build the SKF culture within the organization.

Previous outlook statement
Nine-month report 2006:
The market demand for SKF's products and services in the fourth quarter of 2006 is expected to be slightly higher. The demand is expected to be higher in Europe and Latin America, significantly higher in Asia and to be lower in North America. The demand for the Industrial and Service Division's products and services is expected to be higher and for the Automotive Division is expected to be slightly lower.

The manufacturing level for the fourth quarter of 2006 will be unchanged, while higher in absolute terms due to normal seasonality.

Presentation from SKF
A presentation will be published on SKF’s website at the following address:
investors.skf.com (click on Presentations).

Cautionary statement
This report contains forward-looking statements that are based on the current expectations of the management of SKF.
Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF’s latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Göteborg, 30 January 2007
Aktiebolaget SKF
(publ.)

Tom Johnstone
President and CEO

Enclosures:
Financial statements
1. Consolidated income statements
2. Consolidated balance sheets and Consolidated statements of changes in shareholders' equity
3. Consolidated statements of cash flow
Other financial statements
4. Consolidated financial information - yearly and quarterly comparisons (Group)
5. Consolidated segment information - yearly and quarterly comparisons (Divisions/Segments)

The consolidated financial statements of the SKF Group are prepared in accordance with International Financial Reporting Standards. The SKF Group applies the same accounting policies and methods of computation in the interim financial statements as compared with the Annual Report including Sustainability Report 2005.

This quarterly report has been prepared in accordance with IAS34. The report has not been reviewed by the company's auditors.

The SKF First-quarter report 2007 will be published on the date of the company's Annual General Meeting on Tuesday, 24 April 2007.

The SKF Annual Report including Sustainability Report for 2006 will be published in a pdf-format on SKF's website http://investors.skf.com on 14 March 2007. The printed report will be delivered on 21 March 2007 and will be available at the company on that day.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com
Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, Company reg.no. 556007-3495, tel: +46-31-3371000, fax: +46-31-3372832, www.skf.com
Enclosure 1

CONSOLIDATED INCOME STATEMENTS (MSEK)

	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005

Net sales	13,895	12,648	53,101	49,285
Cost of goods sold	-10,400	-9,399	-39,493	-36,931

Gross profit	3,495	3,249	13,608	12,354

Selling and administrative expenses	-2,098	-1,999	-7,617	-7,284
Other operating income/expenses - net	-33	-18	-22	85
Profit/loss from jointly controlled and associated companies	494	36	738	172

Operating profit	1,858	1,268	6,707	5,327

Operating margin, %	13.4	10.0	12.6	10.8

Financial income and expense - net	-12	7	-320	-74

Profit before taxes	1,846	1,275	6,387	5,253

Taxes	-589	-413	-1,955	-1,646

Net profit	1,257	862	4,432	3,607

Net profit attributable to
Shareholders of the parent	1,215	844	4,317	3,521
Minority	42	18	115	86

Basic earnings per share, SEK*	2.67	1.85	9.48	7.73

Diluted earnings per share, SEK*	2.66	1.85	9.45	7.71

Dividend per share, SEK			4.00	3.00

Additions to property, plant and equipment	637	574	1,933	1,623

Number of employees registered	41,090	38,748	41,090	38,748

Return on capital employed for the 12-month period ended 31 December, %	24.7	21.8	24.7	21.8

NUMBER OF SHARES	31 December 2006	31 December 2005

Total number of shares	455,351,068	455,351,068
- whereof A shares	49,533,030	50,735,858
- whereof B shares	405,818,038	404,615,210

* Basic and diluted earnings per share are based on net profit attributable to shareholders of the parent.

Enclosure 2
CONSOLIDATED BALANCE SHEETS (MSEK)

	December 2006	December 2005

Intangible assets	2,586	1,583

Deferred tax assets	948	862

Property, plant and equipment	11,388	11,119

Investments, non-current financial and other assets	1,425	2,263
Non-current assets	16,347	15,827

Inventories	9,939	9,931

Current assets	10,562	9,519

Investments in jointly controlled company*	52	-

Current financial assets	9,003	5,072

Assets classified as held-for-sale	335	-
Current assets	29,891	24,522

TOTAL ASSETS	46,238	40,349

Equity attributable to shareholders of AB SKF	18,973	17,629

Equity attributable to minority interests	634	604

Non-current loans	7,006	4,145

Provisions for post-employment benefits	4,731	4,916

Provisions for deferred taxes	1,243	1,092

Other non-current liabilities and provisions	1,606	1,518
Non-current liabilities	14,586	11,671

Current loans	1,047	151

Other current liabilities and provisions	10,939	10,294

Liabilities related to assets classified as held-for-sale	59	-
Current liabilities	12,045	10,445

TOTAL EQUITY AND LIABILITIES	46,238	40,349

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (MSEK)	December 2006	December 2005
Opening balance January 1	18,233	17,245
Change in accounting principle	-	200
Total exchange differences arising on translation of foreign operations	-1,262	1,625
Changes in minority ownerships	30	-54
Net profit	4,432	3,607
Recognitions of share-based payments	-	1
Exercise of share options	-24	-39
Total cash dividends	-1,868	-1,399
Redemption of shares	-	-2,846
Release on disposal of investments in equity securities and cash flow hedges	-99	68
Change in fair value of investments in equity securities and cash flow hedges	165	-175
Closing balance	19,607	18,233

* Represent investments in Oy Ovako Ab.

Enclosure 3
CONSOLIDATED STATEMENTS OF CASH FLOW
(MSEK)	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Operating activities
Profit before taxes	1,846	1,275	6,387	5,253

Depreciation, amortization and impairment	643	462	1,834	1,752

Net gain (-) on sales of intangible assets, PPE and businesses	4	-65	-15	-154

Taxes	-607	-489	-1,947	-1,618

Other including non-cash items	-474	-12	-598	-281

Changes in working capital	82	-37	-571	-526
Net cash flow from operations	1,494	1,134	5,090	4,426

Investing activities
Investments in intangible assets, PPE	-634	-645	-2,011	-1,795

Investments in businesses and equity securities	-478	22	-2,179	-473

Sales of intangible assets, PPE, businesses and equity securities and pre-liquidation proceeds	1,245	18	1,331	272
Net cash flow used in investing activities	133	-605	-2,859	-1,996

Net cash flow after investments before financing	1,627	529	2,231	2,430

Financing activities
Change in short- and long-term loans	3,774	-93	3,881	2,935

Contribution to funded pensions plans	-63	-53	-63	-53

Payment of finance lease liabilities	-3	1	-5	-3

Change in marketable securities and other liquid assets	-1,087	-374	835	-1,948

Redemption	-	-	-	-2,846

Cash dividends	-	-	-1,868	-1,399
Net cash flow used in financing activities	2,621	-519	2,780	-3,314

Increase(+)/decrease(-) in cash and cash equivalents	4,248	10	5,011	-884

Cash and cash equivalents at 1 Oct/1 Jan	3,040	2,336	2,379	3,076
Cash effect, excl. acquired businesses	4,255	9	4,514	-911
Cash effect of acquired businesses	-7	1	497	27
Cash effect of sold businesses	-	-	-	-32
Exchange rate effect	-46	33	-148	219
Cash and cash equivalents at 31 December	7,242	2,379	7,242	2,379

Change in net interest-bearing liabilities	Opening balance 1 Jan 2006	Exchange rate effect	Change in items	Acquired and sold businesses	Other	Closing balance 31 Dec 2006
Loans, long- and short-term	4,296	-256	3,881	262	-130	8,053
Post-employment benefits, net	4,779	-334	-413	75	433	4,540
Financial assets, others	-2,999	63	845	-4	-330	-2,425
Cash and cash equivalents	-2,379	148	-4,514	-497	-	-7,242
Net interest-bearing liabilities	3,697	-379	-201	-164	-27	2,926

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - YEARLY AND QUARTERLY COMPARISONS
(MSEK unless otherwise stated)
	Full year					Full year					Full year
	2004	1/05	2/05	3/05	4/05	2005	1/06	2/06	3/06	4/06	2006

Net sales	44,826	11,871	12,739	12,027	12,648	49,285	13,289	13,373	12,544	13,895	53,101
Cost of goods sold	-33,766	-9,028	-9,622	-8,882	-9,399	-36,931	-9,915	-9,882	-9,296	-10,400	-39,493
Gross profit	11,060	2,843	3,117	3,145	3,249	12,354	3,374	3,491	3,248	3,495	13,608

Gross margin, %	24.7	23.9	24.5	26.1	25.7	25.1	25.4	26.1	25.9	25.2	25.6
Selling and administrative expenses	-6,695	-1,662	-1,869	-1,754	-1,999	-7,284	-1,868	-1,887	-1,764	-2,098	-7,617
Other operating income/ expenses - net	72	28	60	15	-18	85	16	-9	4	-33	-22
Profit/loss from jointly controlled and associated companies	-3	-2	80	58	36	172	87	107	50	494	738
Operating profit	4,434	1,207	1,388	1,464	1,268	5,327	1,609	1,702	1,538	1,858	6,707

Operating margin, %	9.9	10.2	10.9	12.2	10.0	10.8	12.1	12.7	12.3	13.4	12.6

Financial income and expense - net	-347	-28	-69	16	7	-74	-10	-182	-116	-12	-320
Profit before taxes	4,087	1,179	1,319	1,480	1,275	5,253	1,599	1,520	1,422	1,846	6,387

Profit margin before taxes,%	9.1	9.9	10.4	12.3	10.1	10.7	12.0	11.4	11.3	13.3	12.0

Taxes	-1,111	-363	-415	-455	-413	-1,646	-461	-449	-456	-589	-1,955
Net profit	2,976	816	904	1,025	862	3,607	1,138	1,071	966	1,257	4,432

Net profit attributable to
Shareholders of the parent	2,926	790	887	1,000	844	3,521	1,114	1,050	938	1,215	4,317
Minority	50	26	17	25	18	86	24	21	28	42	115

Basic earnings per share, SEK*	6.42	1.73	1.95	2.20	1.85	7.73	2.45	2.30	2.06	2.67	9.48

Diluted earnings per share, SEK*	6.42	1.73	1.93	2.19	1.85	7.70	2.44	2.30	2.05	2.66	9.45

Return on capital employed for the 12-month period, %	19.0	20.5	21.6	22.2	21.8	21.8	22.7	23.0	22.9	24.7	24.7

Gearing, %**	24.9	24.0	36.0	34.7	33.2	33.2	31.6	32.7	32.2	39.1	39.1

Equity/assets ratio, %	49.3	50.2	42.1	43.9	45.2	45.2	45.8	44.4	45.4	42.4	42.4

Net worth per share, SEK*	34	37	35	36	39	39	41	38	40	42	42

Additions to property, plant and equipment	1,401	265	405	379	574	1,623	368	469	459	637	1,933

Registered number of employees	39,867	39,460	37,610	38,624	38,748	38,748	38,752	38,941	39,984	41,090	41,090

* Basic and diluted earnings per share and Net worth per share are based on net profit attributable to shareholders of the parent.
** Current- plus non-current loans plus provisions for post-employment benefits divided by the sum of current- plus non-current loans, provisions for post-employment benefits and equity, all at end of interim period/year end.

Enclosure 5

CONSOLIDATED SEGMENT INFORMATION - YEARLY AND QUARTERLY COMPARISONS
(MSEK unless otherwise stated)
	Full year					Full year					Full year
	2004	1/05	2/05	3/05	4/05	2005	1/06	2/06	3/06	4/06	2006
Industrial Division
Net sales	12,527	3,527	3,842	3,576	3,805	14,750	4,261	4,257	4,012	4,553	17,083
Sales incl. intra-Group sales	20,635	5,520	6,100	5,831	6,165	23,616	6,613	6,673	6,296	7,018	26,600
Operating profit	1,807	531	615	612	596	2,354	822	829	755	602	3,008
Operating margin*	8.8%	9.6%	10.1%	10.5%	9.7%	10.0%	12.4%	12.4%	12.0%	8.6%	11.3%
Assets and liabilities, net	8,649	9,106	9,559	9,710	10,070	10,070	10,406	10,153	11,492	11,535	11,535
Registered number of employees	15,464	15,297	15,330	16,359	16,427	16,427	16,447	16,357	17,390	17,652	17,652

Service Division
Net sales	14,216	3,443	4,056	4,126	4,490	16,115	4,284	4,334	4,317	4,743	17,678
Sales incl. intra-Group sales	15,655	3,791	4,459	4,510	4,893	17,653	4,680	4,779	4,714	5,171	19,344
Operating profit	1,701	397	512	578	585	2,072	520	537	557	702	2,316
Operating margin*	10.9%	10.5%	11.5%	12.8%	12.0%	11.7%	11.1%	11.2%	11.8%	13.6%	12.0%
Assets and liabilities, net	3,056	3,175	3,616	3,344	3,316	3,316	3,601	3,629	3,489	3,413	3,413
Registered number of employees	4,650	4,695	4,766	4,769	4,836	4,836	4,868	4,924	4,983	5,093	5,093

Automotive Division
Net sales	15,972	4,176	4,604	4,311	4,332	17,423	4,725	4,757	4,196	4,577	18,255
Sales incl. intra-Group sales	19,387	5,040	5,580	5,147	5,223	20,990	5,640	5,722	5,066	5,491	21,919
Operating profit	797	202	109	251	-2	560	261	336	230	172	999
Operating margin*	4.1%	4.0%	2.0%	4.9%	0.0%	2.7%	4.6%	5.9%	4.5%	3.1%	4.6%
Assets and liabilities, net	7,731	8,537	8,858	8,830	8,802	8,802	9,414	9,468	9,614	9,812	9,812
Registered number of employees	16,212	16,137	16,165	16,086	16,084	16,084	16,069	16,278	16,146	16,872	16,872

Previously published amounts have been reclassified to conform to the current Group structure in 2006.

* Operating margin is calculated on sales including intra-Group sales.